

Mail Stop 4628

September 25, 2015

Via E-mail
Mr. Sungki Lee
Chief Financial Officer
Harvest Operations Corporation
1500, 700 – 2nd Street SW
Calgary, Alberta, Canada T2P 2W1

      Re: Harvest Operations Corporation
              Form 20-F for Fiscal Year Ended December 31, 2014
              Filed May 1, 2015
              File No. 333-121620

Dear Mr. Lee:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Information on the Company, page 19

Recent Developments, page 19

1.   We note disclosure relating to the BlackGold Oil Sands project indicating that "first steam will occur once the heavy oil price environment becomes favourable." Please explain to us the commodity prices that you require to proceed with the development of the BlackGold Oil Sands. Also clarify for us the extent that the proved undeveloped reserves disclosed at December 31, 2014 would not be economically viable based on commodity prices that existed at fiscal yearend 2014. Refer to Rule 4-10(a)(22) of Regulation S-X.

Reserves and Other Oil and Gas Information, page 27

Undeveloped Reserves, page 30

2.   Please expand your disclosure to provide the changes in proved undeveloped reserves in terms of the net reserve quantities. As part of your expanded disclosure, provide the proved undeveloped reserve figures at the beginning of the year, a narrative explanation and the changes related to all causes such as revisions of previous estimates, extensions and discoveries, sales and purchases, and the reserves converted to developed status in sufficient detail to facilitate a reconciliation of the overall change that occurred during the year. Refer to Item 1203(b) of Regulation S-K.

Production Volumes, page 32

3.   Please revise or otherwise expand the tabular disclosure of your sales volumes to disclose your production in terms of the total annual quantities, by final product sold, for each of the last three fiscal years. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

4.   Please reconcile for us the apparent difference between the annualized production volumes by final product sold for each of the periods presented on page 32 with the corresponding production figures presented elsewhere on page F-50.

Property, Plant and Equipment, page 43

Material Properties, page 43

2014 Historical Production by Material Property, page 43

5.   Please expand the tabular disclosure to provide the annual production for each of the last three fiscal years, by final product sold, for each field that contains 15% or more of your proved reserves. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204(a) of Regulation S-K.

Operating and Financial Review and Prospects, page 47

Operating Results, page 47

Realized Commodity Prices, page 48

6.   The footnote to the tabular disclosure of your realized commodity prices refers to the inclusion of sulphur revenue in the average realized price prior to hedging expressed as $/boe. Please clarify for us how sulphur relates to the figures presented. Also tell us the

extent to which you incorporate revenues associated with the sale of sulphur in the determination of the economic producibility of your reserve quantities.

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-49

Table II: Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-50

7.   Please clarify for us the basis for the difference in the dollar amounts relating to the decommissioning costs presented in the line item on page F-51 for the period ending December 31, 2014 and the disclosure of the total costs for decommissioning and environmental liabilities presented elsewhere on page 69.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources